UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

U.S. NATURAL NUTRIENTS AND MINERALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

 03062L  10  2
(CUSIP Number)

Dennis Cullison
18614 Riverwoods Dr.
Bend, OR  97702

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 03062L 10 2	13D

1.	NAMES OF REPORTING PERSONS Dennis Cullison
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.26
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

On May 17, 2010, Dennis Cullison (“Cullison”) was awarded 1,000,000 shares of unregistered common stock of the Company for services rendered to the Company for years 2009 and 2010. Such shares comprise 19.26% of the Company’s issued and outstanding shares of common stock calculated on a fully-diluted basis.

This Schedule 13D is being filed by Hait to disclose his ownership of an aggregate of 19.26% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

    The name of the issuer is U.S. Natural Nutrients and Minerals, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 6460 Medical Center Street, Suite 230, Las Vegas, Nevada, 89148. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Dennis Cullison, who resides at 18614 Riverwood Drive.,Bend,OR  97702
 (the “Reporting Person”).

    During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Cullison was awarded the above referenced shares from the Company for his services to the Company for calendar years 2009 and 2010.

Item 4. Purpose of Transaction.

    The Reporting Person was awarded the aforementioned shares for services to the Company. In connection with such award, Paul Hait was also awarded 1,000,000 shares of unregistered common stock of the Company as more particularly set forth in the Form 8K previously filed.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 2,000,000  the Company’s common stock, representing 19.26% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company. The number of shares of the Company’s outstanding common stock was reported to be 10,282,835 in the Company’s last report as filed with the Commission.

(b)	The Reporting Person has the sole power to vote and dispose of the 2,000,000 shares.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2010

	By:	/s/ Dennis Cullison
Name: Dennis Cullison